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                                                                  EXHIBIT (d)(9)

                                [HII LETTERHEAD]

                                                                     May 3, 1999

Dear Stockholder:

     On behalf of the Board of Directors of Hilite Industries, Inc. (the "Company"), I am pleased to inform you that the Company has entered into an Agreement and Plan of Merger, dated April 26, 1999 (the "Merger Agreement"), with Hilite Holdings, LLC ("Buyer") and Hilite Mergeco, Inc. ("Merger Subsidiary"), pursuant to which the Company has commenced a tender offer (the "Offer") to purchase for cash all outstanding shares of its common stock, $0.01 par value per share ("Shares"), at $14.25 per Share, net to seller in cash.

     Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. At the effective time of the Merger, each remaining issued and outstanding Share (other than those held by Buyer, any direct or indirect subsidiary of Buyer or certain other parties described in the enclosed Offer to Purchase) shall, subject to dissenters' rights, be converted into the right to receive $14.25 in cash, or any higher price that may be paid per Share pursuant to the Offer, without interest.

     The Board of Directors of the Company (the "Board"), by unanimous vote of all directors, based upon, among other things, the unanimous recommendation of the independent directors of the Company (the "Disinterested Directors"), has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Stock Purchase (as defined in "INTRODUCTION" of the Offer to Purchase) and the Merger, are fair to, and in the best interests of, the Company. The Board has also unanimously approved the Offer, the Merger and the Merger Agreement and recommends that stockholders accept the Offer, the Stock Purchase and tender their Shares to the Company pursuant to the Offer.

     In arriving at their decisions, the Disinterested Directors and the Board gave careful consideration to a number of factors described in the enclosed Offer to Purchase, which is an exhibit to the Company's Tender Offer Statement on Schedule 13E-4 being filed today with the Securities and Exchange Commission. The enclosed Offer to Purchase describes the Disinterested Directors' recommendation and the Board's decision and contains other important information relating to this transaction.

     Also accompanying this letter is a Letter of Transmittal to be used for tendering your Shares. The Offer to Purchase and Letter of Transmittal set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

     On behalf of the Board of Directors, management and employees of the Company, I thank you for the support you have given to the Company.

                                          Very truly yours,

                                          Daniel W. Brady

                                          Chief Executive Officer